UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

CORNING INCORPORATED
(Exact Name of Registrant as Specified in Charter)

New York	1-3247	16-0393470
(State or Other Jurisdiction of incorporation)	(Commission File No.)	(I.R.S. Employer Identification Number)

One Riverfront Plaza, Corning New York		14831
(Address of Principal Executive Offices)		(Zip Code)

Daniel P. Christmas		(607) 974-9000
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the  information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Corning Incorporated evaluated its current product lines and determined that certain products we manufacture or contract to manufacture contain tin, tantalum, tungsten and/or gold (3TG).  The results of our reasonable country of origin inquiry and due diligence are contained in the Conflict Minerals Report filed herewith.

A copy of  the Company’s Conflict Minerals Report is provided as Exhibit 1.01 hereto and is publicly available on the Investor Relations page of Corning’s website (see http://www.corning.com/investor_relations/index.aspx and click on “SEC Filings”).

Item 1.02 Exhibit

As specified in Section 2, Item 2.01, Corning Incorporated is hereby filing its Conflict Minerals Report as Exhibit 1.01 to this report.

Section 2 - Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report

Exhibit Number	Description

1.01	Conflict Minerals Report of Corning Incorporated.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

CORNING INCORPORATED
By:	/s/ Lisa Ferrero	May 29, 2018
	Lisa Ferrero	(Date)
Senior Vice President and Chief Administrative Officer